Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Provides an Update on Haiti Exploration Programs

Vancouver, British Columbia, April 23, 2012 (TSX Venture: EMX; NYSE Amex: EMXX) – Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to provide an update on the exploration programs underway in Haiti with Newmont Ventures Limited (“Newmont”). Under terms of a recently signed Memorandum of Understanding (“MOU”) the government of Haiti and the joint venture agreed to certain protocols to continue discussions around the pending Mining Convention. Furthermore, the joint venture is allowed to drill on certain selected projects under the MOU, and drilling is currently underway at the La Miel Designated Project. In another recent development, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX has regained 100% control of the Grand Bois project. Elsewhere in Haiti, exploration continues throughout the EMX-Newmont exploration portfolio, which currently covers over 130 kilometers of strike length along northern Haiti's Massif du Nord mineral belt, and includes gold and copper properties with multiple early-stage discoveries and drill-ready targets.

MOU Update. To assist in concluding the Mining Convention and accelerate the advancement of drill-ready prospects, the joint venture signed a Memorandum of Understanding with the government of Haiti. The MOU establishes procedures under which the parties agree to use good faith efforts to conclude the Mining Convention. The MOU also allows exploration drilling on certain projects while ratification of the Mining Convention is finalized. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure.

La Miel Update. The La Miel Designated Project’s Savane La Place gold prospect is the first project selected for drilling under the new MOU. Previous work at Savane La Place outlined over 15 square kilometers of epithermal alteration in volcanic rocks, and identified gold mineralization in trench sampling that included 243 meters averaging 1.71 g/t gold that is interpreted to represent an approximate true width interval across the main target zone. A diamond drilling program commenced on April 12th at Savane La Place, and is on-going.

Grand Bois Update. Newmont recently relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource. However, Newmont did elect to retain its exploration interest in the Designated Project surrounding the Research Permit. Newmont will continue to fund and manage the exploration work on these surrounding properties as a Designated Project. The Company is reviewing its options for the Grand Bois project as a 100% EMX asset.

Haiti Exploration Overview. Newmont continues to fund and manage exploration of the six joint venture Designated Projects in northern Haiti. This work has supported reconnaissance to prospect scale geological mapping, geochemical sampling, and geophysical survey programs. The geochemical programs have resulted in over 2,200 BLEG (Bulk Leach Extractable Gold) and stream sediment samples, 23,000 soil samples, and 11,000 rock samples across northern Haiti. The geophysical programs include regional scale airborne magnetic and radiometric surveys of northern Haiti that total 4,500 square kilometers of coverage. In addition, more detailed district-scale magnetic, radiometric, and electromagnetic helicopter surveys cover more than 900 square kilometers over key target areas. These integrated work programs have generated a pipeline of drill-ready projects and high priority grassroots exploration targets with district-scale exploration potential.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	1
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Comments on Sampling, Assaying, and QA/QC. The joint venture’s exploration samples are collected in accordance with accepted industry standards and procedures. The samples are submitted to Acme Labs (ISO 9001:2000 accredited) in Santiago, Chile for analysis. Gold is analyzed by fire assay with an AAS finish. Over limit gold assays (> 10 g/t) are re-analyzed by fire assay with a gravimetric finish. Routine QA/QC analysis is conducted on all assay results, including the systematic utilization of certified reference materials, blanks and duplicate samples.

BLEG (Bulk Leach Extractable Gold) is a proven geochemical method that analyses the cyanide extractable gold in soil and sediment samples. The technique utilizes large sample weights that allow for good sampling statistics and low detection limits, making this a useful method for gold exploration.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and under-explored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com